July 10, 2001

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:      Cosmoz Infrastructure Solutions, Inc.
         Withdrawal of Registration Statement and amendments on Form S-1 File No. 333-44406
         CIK:  0001100360

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cosmoz Infrastructure Solutions, Inc., (the "Company") hereby applies with the Securities and Exchange Commission (the "Commission") to withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on August 24, 2000, (file No. 333-44406), along with the amendment to the Form S-1 filed on October 4, 2000 together with all exhibits thereto filed with the Commission on such dates ("Form S-1").

The Form S-1 is being withdrawn because the information provided in the Form S-1 is out of date and no longer accurate given the changes within the Company during the last six months. Further, the decline of the share price of the Company's common stock since the filing of the S-1 on August 24, 2000 renders the subscription agreement underlying the registration statement unworkable.

The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form S-1 have been sold. Further, the registrant may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions please contact the general counsel of the Company, Dave Neville, at (650) 652-3991.

                    Very truly yours,
                    Cosmoz Infrastructure Solutions, Inc.


                    /s/ Wilfred Shaw
                    -------------------
                        Wilfred Shaw
                        Chief Executive Officer